Filed Pursuant to Rule 433

Registration No. 333-266624-01

SYSTEM ENERGY RESOURCES, INC.

$300,000,000

First Mortgage Bonds,

5.30% Series due December 15, 2034

Final Terms and Conditions

December 3, 2024

Issuer:	System Energy Resources, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody’s Investors Service, Inc. BBB+ (positive outlook) by S&P Global Ratings

Trade Date:	December 3, 2024

Settlement Date (T+3)(2):	December 6, 2024

Principal Amount:	$300,000,000

Interest Rate:	5.30%

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	June 15, 2025

Final Maturity Date:	December 15, 2034

Optional Redemption Terms:	Make-whole call at any time prior to September 15, 2034 at a discount rate of Treasury plus 20 bps and, thereafter, at par.

Benchmark Treasury:	4.25% due November 15, 2034

Benchmark Treasury Price:	100-11+

Benchmark Treasury Yield:	4.205%

Spread to Benchmark Treasury:	112.5 bps

Re-offer Yield:	5.330%

Price to Public:	99.768% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$297,354,000

CUSIP / ISIN:	871911 AV5 / US871911AV54

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2)

It is expected that delivery of the bonds will be made on or about December 6, 2024, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (iii) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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